Exhibit 99.1

TAOMEE REPORTS FOURTH QUARTER AND FISCAL YEAR 2013 UNAUDITED FINANCIAL RESULTS

(Shanghai, China – March 12, 2014) – Taomee Holdings Limited (NYSE: TAOM) (“Taomee” or the “Company”), a leading children’s entertainment and media company in China, today reported its unaudited financial results for the fourth quarter and fiscal year ended December 31, 2013.

Highlights of the Fourth Quarter of 2013

•                          Total net revenues were US$10.9 million in the fourth quarter of 2013, a decrease of 30.7% from US$15.8 million in the third quarter of 2013 and an increase of 46.5% from US$7.5 million in the fourth quarter of 2012. This result was above the high end of management’s previous outlook from US$10.2 million to US$10.7 million.

•                          Net revenues from online businesses were US$8.2 million in the fourth quarter of 2013, a decrease of 19.6% from US$10.3 million in the third quarter of 2013 and an increase of 31.6% from US$6.3 million in the fourth quarter of 2012.

•                          Net revenues from offline businesses were US$2.7 million in the fourth quarter of 2013, a decrease of 51.3% from US$5.5 million in the third quarter of 2013 and an increase of 123.9% from US$1.2 million in the fourth quarter of 2012.

•                          Gross profit was US$8.0 million in the fourth quarter of 2013, a decrease of 28.7% from US$11.2 million in the third quarter of 2013 and an increase of 46.5% from US$5.5 million in the fourth quarter of 2012.

•                          Profit from operations was US$2.1 million in the fourth quarter of 2013, an increase of 19.5% from US$1.7 million in the third quarter of 2013 and an increase of 62.4% from US$1.3 million in the fourth quarter of 2012.

•                          Non-GAAP net income attributable to holders of ordinary shares was US$2.6 million in the fourth quarter of 2013, as compared with US$2.9 million in the third quarter of 2013 and US$2.7 million in the fourth quarter of 2012.

•                          Non-GAAP basic and diluted earnings per ADS1 were US$0.07 and US$0.07, respectively, in the fourth quarter of 2013, as compared with US$0.08 and US$0.08, respectively, in the third quarter of 2013 and US$0.07 and US$0.07, respectively, in the fourth quarter of 2012.

•                          Key Operating Metrics

•                       The number of active accounts (“ACA”) for the Company’s virtual worlds under operation in mainland China was approximately 38.6 million in the fourth quarter of 2013, a decrease of 36.5% from 60.8 million in the third quarter of 2013 and an increase of 12.2% from 34.3 million in the fourth quarter of 2012.

•                       Active paying accounts (“APA”) for the Company’s virtual worlds under operation in mainland China were 1.3 million in the fourth quarter of 2013, a decrease of 25.4% from 1.7 million in the third quarter of 2013, but an increase of 6.6% from 1.2 million in the fourth quarter of 2012.

•                       Average revenue per user (“ARPU”) for the Company’s virtual worlds under operation in mainland China was approximately RMB37 in the fourth quarter of 2013, an increase of 2.8% from RMB36 in the third quarter of 2013 and an increase of 23.3% from RMB30 in the fourth quarter of 2012.

•                       The number of downloads of the mobile applications operated by the Company increased by approximately 1.8 million in the fourth quarter of 2013, a decrease of 51.4% from 3.7 million in the third quarter of 2013 and a decrease of 33.3% from 2.8 million in the fourth quarter of 2012.

1 Each American depositary share (“ADS”) represents twenty ordinary shares.

Highlights of Fiscal Year 2013

•                          Total net revenues were US$48.4 million in 2013, an increase of 20.3% as compared with US$40.2 million in 2012.

•                          Net revenues from online business were US$35.3 million in 2013, an increase of 9.8% as compared with US$32.2 million in 2012.

•                          Net revenues from offline businesses were US$13.1 million in 2013, an increase of 62.0% as compared with US$8.0 million in 2012.

•                          Gross profit was US$35.1 million in 2013, an increase of 16.2% as compared with US$30.2 million in 2012.

•                          Profit from operations was US$3.3 million in 2013, a decrease of 1.1% as compared with US$3.4 million in 2012.

•                          Income tax expense was US$1.4 million in 2013, as compared with a benefit of US$0.9 million in 2012.

•                          Non-GAAP net income attributable to holders of ordinary shares was US$8.6 million in 2013, as compared with US$11.1 million in 2012.

•                         Non-GAAP basic and diluted earnings per ADS were US$0.24 and US$0.23, respectively, in 2013, as compared with US$0.30 and US$0.29, respectively, in 2012.

Mr. Benson Wang, co-founder and chief executive officer of Taomee, stated, “We continue to be very proud of the performance of Taomee team. Our recent results demonstrate our ability to monetize our franchises across multiple platforms, whereby our online business is entering new period of growth and accelerated monetization, in parallel with our continued strong revenue growth of our offline investments. The fourth quarter is usually a slower season due to the seasonality of the school year in China. Even so, we achieved a 46.5% year-over-year increase in our total net revenues, which also beat the high end of our management outlook from last quarter.”

“At the same time, we continue to invest in numerous strategic initiatives. A key tenet of our strategy has always been to grow our online businesses, and extend those brand recognitions into numerous adjacencies – businesses that leverage off our brand loyalty that we have created in our online communities and push us into new, and very different, business categories. This is our competitive moat – what differentiates us from our competitors – because we believe we are unique in our ability to serve our customers in so many different ways. In 2013, we have witnessed double- and triple-digit growth in our offline businesses, primarily generated from toys and movies. At the same time, we are investing in television and mobile games, in order to enhance our brand loyalty and to find new monetization channels. We remain laser-focused on our core customers – children, parents, teachers and other caregivers – as we look for new and better ways to provide them with better services”

Unaudited Financial Results for Fourth Quarter of 2013

Net Revenues

Total net revenues were US$10.9 million in the fourth quarter of 2013, a decrease of 30.7% from US$15.8 million in the third quarter of 2013 and an increase of 46.5% from US$7.5 million in the fourth quarter of 2012.

Net online business revenues were US$8.2 million in the fourth quarter of 2013, a decrease of 19.6% from US$10.3 million in the third quarter of 2013 and an increase of 31.6% from US$6.3 million in the fourth quarter of 2012. The quarter-over-quarter (QoQ) decrease was primarily due to the seasonality of fewer non-school days in the fourth quarter. The year-over-year (YoY) increase was driven by the continued revenue growth of our core virtual worlds as well as contribution from several newly launched franchises.

Net offline business revenues were US$2.7 million in the fourth quarter of 2013, a decrease of 51.3% from US$5.5 million in the third quarter of 2013 and an increase of 123.9% from US$1.2 million in the fourth quarter of 2012. The QoQ decrease was primarily due to absence of new film release in the fourth quarter. The YoY increase was primarily due to the revenue contribution from the Company’s interactive toys and merchandise licensing businesses.

Cost of Services

Total cost of services was US$2.9 million in the fourth quarter of 2013, a decrease of 35.5% from US$4.5 million in the third quarter of 2013 and an increase of 46.3% from US$2.0 million in the fourth quarter of 2012.

Online business related costs decreased slightly to US$2.0 million in the fourth quarter of 2013, as compared with US$2.1 million in the third quarter of 2013 and increased by 24.8% as compared with US$1.6 million in the fourth quarter of 2012.  The QoQ decrease was primarily due to the decrease in bandwidth cost.  The YoY increase was primarily due to the increase in bandwidth costs and fees related to our operation of certain third-party developed virtual worlds.

Offline business related costs were US$0.9 million in the fourth quarter of 2013, a decrease of 63.6% from US$2.4 million in the third quarter of 2013 and an increase of 141.0% from US$0.4 million in the fourth quarter of 2012. The QoQ decrease was primarily due to the absence of new film release in the fourth quarter. The YoY increase was primarily attributable to the increase in costs related to our interactive toy business.

Gross Profit and Gross Margin

Gross profit was US$8.0 million in the fourth quarter of 2013, a decrease of 28.7% from US$11.2 million in the third quarter of 2013 and an increase of 46.5% from US$5.5 million in the fourth quarter of 2012.

Gross margin was 73.2% in the fourth quarter of 2013, as compared with 71.2% in the third quarter of 2013 and 73.2% in the fourth quarter of 2012.

Gross margin for the online business was 75.3% in the fourth quarter of 2013, as compared with 79.6% in the third quarter of 2013 and 74.0% in the fourth quarter of 2012.

Gross margin for the offline business was 66.8% in the fourth quarter of 2013, as compared with 55.5% in the third quarter of 2013 and 69.1% in the fourth quarter of 2012.

Total Operating Expenses

Total operating expenses were US$5.9 million in the fourth quarter of 2013, a decrease of 37.4% from US$9.5 million in the third quarter of 2013 and an increase of 41.7% from US$4.2 million in the fourth quarter of 2012.

•                  Product development expenses were US$3.7 million in the fourth quarter of 2013, increased slightly from US$3.6 million in the third quarter of 2013 and increased by 37.8% from US$2.7 million in the fourth quarter of 2012.  The YoY increase was primarily due to an increase in payroll expense, share-based compensation and outsourcing costs.

•                  Sales and marketing expenses were US$2.4 million in the fourth quarter of 2013, a decrease of 17.6% from US$2.9 million in the third quarter of 2013 and an increase of 16.7% from US$2.1 million in the fourth quarter of 2012. The QoQ decrease was primarily due to absence of Seer III film promotion costs, which occurred in the third quarter of 2013. The YoY increase was primarily due to an increase in payroll expenses.

•                  General and administrative expenses were US$3.3 million in the fourth quarter of 2013, a decrease of 12.4% from US$3.8 million in the third quarter of 2013 and an increase of 52.2% from US$2.2 million in the fourth quarter of 2012. The QoQ decrease was primarily due to a decrease in professional fees.  The YoY increase was primarily due to the increased indirect tax costs related to intercompany service charges, partially offset by a decrease in professional fees.

•                  Impairment of intangible assets was US$0.2 million in the fourth quarter of 2013, related to the remaining term of Speed Hunter, a game of which the Company obtained a five-year exclusive license right in 2012 and commercially launched in the third quarter of 2013.

•                  Other operating income was US$3.7 million in the fourth quarter of 2013, which primarily consisted of US$2.0 million government subsidies and US$1.3 million value-added tax rebate.

Profit from Operations

Profit from operations was US$2.1 million in the fourth quarter of 2013, an increase of 19.5% from US$1.7 million in the third quarter of 2013 and an increase of 62.4% from US$1.3 million in the fourth quarter of 2012.

Share of Profit/ (Loss) from Equity Method Investment

Share of profit/loss from equity method investment was a loss of US$0.2 million in the fourth quarter of 2013, as compared with a loss of US$0.07 million in the third quarter of 2013 and a gain of US$0.1 million in the fourth quarter of 2012.

Income Tax Expense

Income tax expense was US$1.0 million in the fourth quarter of 2013, as compared with US$0.3 million in the third quarter of 2013 and US$0.4 million in the fourth quarter of 2012. The QoQ and YoY increases were mainly due to the accrual of deferred tax liabilities on the undistributed earnings of our Variable Interest Entities (“VIEs”).

Net Income

Net income attributable to holders of ordinary shares was US$1.4 million in the fourth quarter of 2013, as compared with US$2.4 million in the third quarter of 2013 and US$2.3 million in the fourth quarter of 2012.

Basic and diluted earnings per ADS were US$0.04 and US$0.04, respectively, in the fourth quarter of 2013, as compared with US$0.07 and US$0.06, respectively in the third quarter of 2013 and US$0.06 and US$0.06, respectively in the fourth quarter of 2012.

Non-GAAP net income attributable to holders of ordinary shares was US$2.6 million in the fourth quarter of 2013, as compared with US$2.9 million in the third quarter of 2013 and US$2.7 million in the fourth quarter of 2012.

Non-GAAP basic and diluted earnings per ADS were US$0.07 and US$0.07, respectively, in the fourth quarter of 2013, as compared with US$0.08 and US$0.08, respectively, in the third quarter of 2013 and US$0.07 and US$0.07, respectively, in the fourth quarter of 2012.

Cash and Cash Equivalents

As of December 31, 2013, the Company had US$114.3 million of cash and cash equivalents, as compared with US$118.6 million as of December 31, 2012.

Capital Expenditures

We had capital expenditures of US$0.3 million in the fourth quarter of 2013, as compared with US$0.4 million in the third quarter of 2013, and US$0.3 million in the fourth quarter of 2012.  Total capital expenditures for the full year of 2013 were US$5.3 million, as compared with US$1.7 million in the full year of 2012.  Our capital expenditures were used primarily for (i) purchase of computer hardware and equipment, (ii) purchase of intangible assets, (iii) purchase of franchises and online game licensing rights for our pipeline and (iv) prepayments as deposits for land use rights and building purchase.  Actual future capital expenditures may differ from the amounts indicated above.

Share-based Compensation

Share-based compensation was US$0.6 million for the fourth quarter of 2013 as compared with US$0.5 million in the third quarter of 2013. Total share-based compensation was US$2.1 million in the full year of 2013, as compared with US$2.2 million in the full year of 2012.

Share Repurchase Program

During the fourth quarter of 2013, Taomee had repurchased 113,940 ADSs. As of December 31, 2013, the Company has repurchased a total of 1,064,177 ADSs under the Company’s share repurchase program at an average price of approximately US$4.1 per ADS.

Unaudited Financial Results for Fiscal year 2013

Net Revenues

Total net revenues were US$48.4 million in 2013, representing an increase of 20.3% from US$40.2 million in 2012.

Net online business revenues were US$35.3million in 2013, an increase of 9.8% from US$32.2 million in 2012. The increase was primarily driven by the continued revenue growth of our core virtual worlds, as well as contribution from several newly launched franchises.

Net offline business revenues increased significantly by 62.0% to US$13.1 million in 2013 from approximately US$8.0 million in 2012. The increase was primarily attributable to revenue contribution from our interactive toy sales business and box office sharing of our feature film Seer III.

Cost of Services

Total cost of services was US$13.3 million in 2013, an increase of 32.7% from US$10.0 million in 2012.

Online business related costs were US$7.6 million in 2013, an increase of 10.0% from US$6.9 million in 2012. The increase was primarily due to an increase in bandwidth cost, fees related to our operation of certain third-party developed virtual worlds and amortization cost associated with game licensing fees.

Offline business related costs were US$5.7 million in 2013, an increase of 84.4% from US$3.0 million in 2012. The increase was primarily due to an increase in interactive toy costs.

Total Operating Expenses

Total operating expenses were US$31.8 million in 2013, an increase of 18.3% from US$26.8 million in 2012.

•                  Product development expenses were US$13.9 million in 2013, an increase of 12.7% as compared with US$12.3 million in 2012.  The increase was primarily attributable to the increased payroll expenses.

•                  Sales and marketing expenses decreased slightly from US$10.0 million in 2012 to US$9.4 million in 2013.  The decrease was primarily attributable to the decreased advertising expenses, partially offset by an increase in payroll expense.

•                  General and administrative expenses were US$13.1 million in 2013, an increase of 29.9% from US$10.1 million in 2012.  The increase was primarily due to the increased indirect tax costs related to intercompany transactions and an increase in payroll expenses.

•                  Impairment of intangible assets was US$1.0 million in 2013, related to the remaining term of two underperforming games, Wizard 101 and Speed Hunter.

•                  Other operating income was US$5.7 million in 2013, which primarily consisted of US$2.5 million government subsidies and US$1.3 million value-added tax rebate.

Profit from Operations

Profit from operations was US$3.3 million in 2013, a slight decrease of 1.1% as compared with US$3.4 million in 2012.

Share of Profit/(Loss) in Equity Method Investments

Share of profit/loss in equity method investments was a loss of US$0.08 million in 2013, as compared with a gain of US$1.1 million in 2012. The loss was primarily due to the Company’s most recent equity method investments in entities which are loss-making as they are in the early stage of research and development.

Income Tax Benefit/(Expense)

Income tax expense was US$1.4 million in 2013, as compared with a benefit of US$0.9 million in 2012. The increase was mainly due to the accrual of deferred tax liabilities on the undistributed earnings of our Variable Interest Entities (“VIEs”).

Net Income

Net income attributable to holders of ordinary shares was US$5.2 million in 2013, as compared with US$8.9 million in 2012.

Basic and diluted earnings per ADS were US$0.14 and US$0.14, respectively in 2013, as compared with US$0.24 and US$0.24, respectively, in 2012.

Non-GAAP net income attributable to holders of ordinary shares was US$8.6 million in 2013, as compared with US$11.1 million in 2012.

Non-GAAP basic and diluted earnings per ADS were US$0.24 and US$0.23, respectively, in 2013, as compared with US$0.30 and US$0.29, respectively, in 2012.

Recent Business Highlights

In October 2013, Taomee was granted a three-year right from Viacom International Media Networks (represented by Viacom Asia (Beijing) Advertising and Media Co., Ltd.) and will develop a mobile game based on the “Teenage Mutant Ninja Turtles” franchise for release in China.

In November, 2013, Taomee reorganized its wireless division and launched a new brand “Glove Game” to develop mobile games for mainstream users.

In December 2013, Taomee entered into a license agreement with Chukong Technologies Co., Ltd. and its affiliates, a well-known mobile game distributor and granted two-year exclusive operating rights of an ARPG mobile game named Reverse World in Mainland China and Taiwan District.

In February 2014, Taomee released the first season (52 episodes) of Flower Fairy animation series on major cartoon channels including Aniworld Satellite TV, ToonMax TV and Youman Cartoon TV throughout China. Flower Fairy animation series debuted in Taomee Dream School, the Company’s self-branded children’s television show and can be also viewed on the Company’s online video website: http://hua.v.61.com/donghua/.

In February 2014, Taomee launched several new interactive toys, including Warship Spin Boom and Mole’s World Phonics, an English-learning toy developed in conjunction with a third-party educational App.

Outlook for First Quarter of 2014

Net revenues of the first quarter of 2014 are expected to be in the range of US$11.0 million to US$11.5 million, which represents year-over-year growth of approximately 15% to 20%. This forecast reflects the Company’s current and preliminary view of the operating results, and is subject to future changes.

Management Transition: Departure of Chief Finance Officer

The Company announced that there will be a transition to a new CFO and Mr. Paul Keung, chief finance officer of Taomee, will be gradually handing over his responsibility in the near term. The Company expects to announce a candidate of new CFO soon, and Mr. Paul Keung will remain his position as the CFO with the Company during the transition period including the filing of the Company’s annual report on Form 20-F for the year ended December 31, 2013.

“I have great respect for Paul and we thank him for his many strategic contributions,” said Mr. Benson Wang, co-founder and chief executive officer of Taomee. “I appreciate the leadership he displayed in our Company’s public listing in 2011, as well as his contribution to initiate, implement, and drive significant progress in our transformation. Paul has helped strengthen our financial foundation, which will be of great benefits for his successor, our Company, and our shareholders well for the long term. Paul will remain as an advisor to our Company going forward, and we wish him great success in his future endeavors.”

“I came to Taomee with passion for its strategic direction and I will leave with even greater confidence in the Company’s opportunity to be a leader in children’s entertainment industry. The Company is well positioned for continued success” said Mr. Paul Keung, chief finance officer of Taomee.

Non-GAAP Financial Measures

To supplement the financial measures prepared in accordance with generally accepted accounting principles in the United States, or GAAP, this press release presents non-GAAP net income attributable to the Company’s shareholders and non-GAAP earnings per ADS by excluding share-based compensation and impairment charges from net income attributable to the Company’s shareholders and from the calculation of earnings per ADS. The Company believes these non-GAAP financial measures are important to help investors understand the Company’s operating and financial performance compare business trends among different reporting periods on a consistent basis and assess the Company’s core operating results.  The use of the above non-GAAP financial measures has certain limitations.  Share-based compensation charge has been and will continue to be incurred and is not reflected in the presentation of the non-GAAP financial measures; it should be considered in the overall evaluation of our results.  None of the non-GAAP measures is a measure of net income attributable to the Company’s shareholders, operating profit, operating performance or liquidity presented in accordance with GAAP. We compensate for these limitations by providing the relevant disclosure of our share-based compensation and impairment charges in our reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating our performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP.  Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

Conference Call

The Company will host a conference call and live webcast at 7:00 a.m. ET (New York) on Wednesday, March 12, 2014 (which is 7:00 p.m. in China on Wednesday, March 12, 2014). A brief presentation to accompany the conference call will be available on the Company’s IR website (http://ir.taomee.com/phoenix.zhtml?c=243417&p=irol-reportsannual) before the call.

The dial-in details for the live conference call are:

Conference ID:	26358515
U.S. toll-free:	+1-866-519-4004
Hong Kong toll-free:	800-930-346
International:	+65-6723-9381
China Mainland:	400-620-8038
Passcode:	Taomee

A live webcast and archive of the conference call will be available on the Investor Relations section of Taomee’s website at http://www.media-server.com/m/p/3rzog89v. A telephone replay of the call will be available after the conclusion of the conference call at 10:59 a.m. ET on March 12, 2014 through 10:59 a.m. ET, March 19, 2014. The dial-in details for the telephone replay are:

Conference ID:	26358515
International:	+612-8199-0299
China:	400-6322-162

About Taomee Holdings Limited

Taomee Holdings Limited (“Taomee” or “the Company”) is China’s leader in children’s entertainment and media. Its award winning content offerings are both engaging and educational, endearing it to children, as well as to parents and teachers. The Company was founded in 2007 with the mission to bring joy and inspiration to children. Its popular character franchises, including SEER and MOLE’S WORLD, are distributed online via virtual worlds, web games and mobile applications, as well as through traditional media, including animated box office films, TV series, books and consumer products, most notably interactive toys and trading cards. Its online community regularly achieves top search ranking in China, Hong Kong and Taiwan. Taomee has been consistently recognized for its leadership and innovative contributions to the children’s market, including accolades from China’s Ministry of Culture and the China Animation Association.

For more information, please visit: http://www.taomee.com/en_taomee.html

• Visit online virtual world communities at www.61.com

• Watch animations and films at http://v.61.com/

• Download mobile games and applications at http://m.61.com/

• Share with other parents and caregivers at http://mama.61.com/

Safe Harbor Statements

This press release contains statements that may constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Among other things, the management’s quotations and outlook information contain forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements. Potential risks and uncertainties include, but are not limited to: the Company’s business strategies and initiatives as well as business plans; future business development, results of operations and financial condition; expected changes in revenues and certain cost or expense items; expectations with respect to increased revenue growth and the Company’s ability to sustain profitability; the Company’s services and products under development or planning; the Company’s ability to attract users and further enhance the Company’s brand recognition; and trends and competition in the children’s entertainment and media market and industry, including those for online entertainment. Further information regarding these and other risks is included in Taomee’s annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission.. All information provided in this press release is as of the date of the press release, and the Company undertakes no obligation to update any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as required under applicable law. Although the Company believes that the expectations expressed in these forward looking statements are reasonable, the Company cannot assure you that their expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

For further information, please contact

Angela Wang

Taomee Holdings Limited

+86-21-61280056-8651

ir@taomee.com

Taomee Holdings Limited - Unaudited Consolidated Balance Sheets

	In USD	In USD
	December 31	December 31
	2013	2012
ASSETS
Current assets:
Cash and cash equivalents	$114,250,772	$118,570,672
Short term investment	2,992,343	—
Accounts receivable	2,387,747	2,371,060
Inventory	196,757	41,316
Income tax recoverable	402,460	49,956
Due from related parties	2,242,382	893,020
Prepayments and other current assets	2,904,695	2,071,509
Deferred tax assets, current	4,166,088	2,969,896
Total current assets	129,543,244	126,967,429

Investments in equity investees	13,759,719	8,262,077
Property and equipment, net	1,840,419	1,305,721
Acquired intangible assets	1,252,572	1,664,763
Other assets	4,504,762	1,557,532
TOTAL ASSETS	$150,900,716	$139,757,522

LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$1,549,908	$434,626
Advance from customers	6,960,857	8,142,177
Due to related parties	369,983	89,728
Deferred revenue	12,340,821	12,061,510
Deferred tax liabilities, current	1,758,134	13,473
Accrued expenses and other current liabilities	6,279,858	5,265,461
Total current liabilities	29,259,561	26,006,975

Equity
Taomee Holdings Limited shareholders’ equity
Ordinary shares ($0.00002 par value; 875,000,000 shares authorized; 736,648,732 and 741,126,859 shares issued; 732,409,792 and 735,913,039 outstanding as of December 31, 2012 and 2013, respectively)	14,823	14,733
Treasury stock	(1,198,904)	(747,359)
Additional paid-in capital	73,757,483	72,437,283
Retained earnings	44,566,187	39,412,717
Accumulated other comprehensive income	4,342,755	2,555,570
Taomee Holdings Limited shareholders’ equity	121,482,344	113,672,944
Non-controlling interests	158,811	77,603
Total equity	$121,641,155	$113,750,547

TOTAL LIABILITIESAND EQUITY	$150,900,716	$139,757,522

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2013	2013	2012
Revenues:
Online business, net	$8,250,969	$10,260,703	$6,268,344
Offline business, net	2,689,419	5,518,261	1,201,174
Total net revenues	10,940,388	15,778,964	7,469,518

Cost of services
Online business	(2,037,443)	(2,089,815)	(1,632,259)
Offline business	(894,106)	(2,457,707)	(370,939)
Total cost of services	(2,931,549)	(4,547,522)	(2,003,198)

Gross profit	8,008,839	11,231,442	5,466,320

Operating income (expenses):
Product development	(3,713,467)	(3,568,462)	(2,695,542)
Sales and marketing	(2,411,269)	(2,925,398)	(2,066,303)
General and administrative	(3,345,688)	(3,820,463)	(2,198,155)
Impairment of intangible assets	(180,263)	—	—
Other operating income	3,703,897	808,719	2,763,137
Total operating expenses	(5,946,790)	(9,505,604)	(4,196,863)

Profit from operations	2,062,049	1,725,838	1,269,457

Interest income, net	632,310	906,470	672,226
Other income, net	275,363	174,894	563,319
Impairment loss on long-term investments	(370,407)	—	—
Income before income taxes and share of profit in equity method investments	2,599,315	2,807,202	2,505,002

Income tax expense	(996,509)	(313,048)	(366,949)

Share of profit (loss) in equity method investments	(186,012)	(71,459)	113,437
Net income	1,416,794	2,422,695	2,251,490

Less: Net (loss) profit attributable to non-controlling interest	(27,590)	19,586	(1,376)

Net income attributable to holders of ordinary shares	$1,444,384	$2,403,109	$2,252,866
Earnings per ADS
-Basic	$0.04	$0.07	$0.06
-Diluted	$0.04	$0.06	$0.06
Weighted average number of shares used in calculation
- Basic	735,651,537	733,988,549	733,212,007
- Diluted	747,030,939	745,799,224	748,172,541
Weighted average number of ADS used in calculation
- Basic	36,782,577	36,699,427	36,660,600
- Diluted	37,351,547	37,289,961	37,408,627

Taomee Holdings Limited - Unaudited Consolidated Statements of Operations

	In USD, except for share data For year ended
	December 31,	December 31,
	2013	2012
Revenues:
Online business, net	$35,330,152	$32,169,495
Offline business, net	13,023,535	8,038,739
Total net revenues	48,353,687	40,208,234

Cost of services
Online business	(7,643,598)	(6,949,772)
Offline business	(5,620,619)	(3,048,618)
Total cost of services	(13,264,217)	(9,998,390)

Gross profit	35,089,470	30,209,844

Operating income (expenses):
Product development	(13,885,922)	(12,317,528)
Sales and marketing	(9,446,025)	(9,966,282)
General and administrative	(13,095,086)	(10,077,739)
Impairment of intangible assets	(1,046,173)	—
Other operating income	5,708,455	5,511,806
Total operating expenses	(31,764,751)	(26,849,743)

Profit from operations	3,324,719	3,360,101

Interest income, net	2,931,511	2,646,967
Other income, net	770,807	858,869
Impairment loss on long-term investment	(370,407)	—
Income before income taxes and share of profit in equity method investments	6,656,630	6,865,937

Income tax (expense) benefit	(1,419,063)	854,904

Share of (loss) profit in equity method investments	(80,024)	1,139,650
Net income	5,157,543	8,860,491

Less: Net profit (loss) attributable to non-controlling interests	4,073	(1,376)

Net income attributable to holders of ordinary shares	$5,153,470	$8,861,867
Earnings per ADS
-Basic	$0.14	$0.24
-Diluted	$0.14	$0.24

Weighted average number of shares used in calculation
- Basic	733,322,620	731,303,362
- Diluted	746,384,929	753,533,499
Weighted average number of ADS used in calculation
- Basic	36,666,131	36,565,168
- Diluted	37,319,246	37,676,675

Taomee Holdings Limited - Unaudited Consolidated Other Comprehensive Income

	In USD,
	For three months ended
	December 31,	September 30,	December 31,
	2013	2013	2012
Net income	$1,416,794	$2,422,695	$2,251,490
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	524,181	294,798	470,111

Comprehensive income	1,940,975	2,717,493	2,721,601
Comprehensive income/(loss) attributable to noncontrolling interest	(27,590)	19,586	(1,376)

Comprehensive income attributable to Taomee Holdings Limited	1,968,565	2,697,907	2,722,977

	In USD,
	For the year ended
	December 31,	December 31,
	2013	2012
Net income	$5,157,543	$8,860,491
Other comprehensive income/(loss), net of tax
Foreign currency translation adjustments	1,787,185	189,354

Comprehensive income	6,944,728	9,049,845
Comprehensive income/(loss) attributable to noncontrolling interest	4,073	(1,376)

Comprehensive income attributable to Taomee Holdings Limited	6,940,655	9,051,221

	In USD, except for share data For three months ended
	December 31,	September 30,	December 31,
	2013	2013	2012
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$2,635,546	$2,883,239	$2,730,391
Share-based compensation	(640,492)	(480,130)	(477,525)
Impairment of intangible assets	(180,263)	—	—
Impairment of long-term investments	(370,407)	—	—
GAAP net income attributable to holders of ordinary shares	$1,444,384	$2,403,109	$2,252,866

Non-GAAP diluted earnings per ADS
-Basic	$0.07	$0.08	$0.07
-Diluted	$0.07	$0.08	$0.07

	In USD, except for share data For the year ended
	December 31,	December 31,
	2013	2012
Reconciliation from Non-GAAP measures to GAAP measures

Non-GAAP net income attributable to holders of ordinary shares	$8,631,924	$11,068,347
Share-based compensation	(2,061,874)	(2,206,480)
Impairment of intangible assets	(1,046,173)	—
Impairment of long-term investments	(370,407)	—
GAAP net income attributable to holders of ordinary shares	$5,153,470	$8,861,867

Non-GAAP diluted earnings per ADS
-Basic	$0.24	$0.30
-Diluted	$0.23	$0.29